UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 23) *

M & F Worldwide Corp.

__________________________________________________________________________________

(Name of Issuer)

Common Stock, par value $.01 per share

__________________________________________________________________________________

(Title of Class of Securities)

552541104

________________________________________________________________________________

(CUSIP Number)

Barry F. Schwartz

35 East 62nd Street

New York, New York 10021

(212) 572-8600

____________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2007

_________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		Name of Reporting Person. I.R.S. Identification No. of above person MacAndrews & Forbes Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,998,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,998,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 7,998,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 38.6%
14.		Type of Reporting Person CO

1.		Name of Reporting Person. I.R.S. Identification No. of above person MFW Holdings One LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,248,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,248,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 7,248,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 35.0%
14.		Type of Reporting Person OO

1.		Name of Reporting Person. I.R.S. Identification No. of above person MFW Holdings Two LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 750,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 750,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 750,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 3.6%
14.		Type of Reporting Person OO

                This statement amends and supplements the Statement on Schedule 13D dated June 26, 1995, as amended by Amendment No. 1 thereto dated July 31, 1995, Amendment No. 2 thereto dated February 8, 1996, Amendment No. 3 thereto dated July 8, 1996, Amendment No. 4 thereto dated October 25, 1996, Amendment No. 5 thereto dated November 27, 1996, Amendment No. 6 thereto dated August 1, 1997, Amendment No. 7 thereto dated June 9, 1998, Amendment No. 8 thereto dated December 6, 1999, Amendment No. 9 thereto dated August 15, 2000, Amendment No. 10 thereto dated November 13, 2000, Amendment No. 11 thereto dated April 20, 2001, Amendment No. 12 thereto dated April 24, 2001, Amendment No. 13 thereto dated October 17, 2001, Amendment No. 14 thereto dated November 16, 2001, Amendment No. 15 thereto dated December 28, 2001, Amendment No. 16 thereto dated July 29, 2002, Amendment No. 17 thereto dated December 4, 2002, Amendment No. 18 thereto dated November 7, 2003, Amendment No. 19 thereto dated November 14, 2003, Amendment No. 20 thereto dated September 14, 2004, Amendment No. 21 thereto dated June 6, 2005 and Amendment No. 22 thereto dated March 22, 2007 (as so amended, the "Schedule 13D"), filed with the Securities and Exchange Commission by MacAndrews & Forbes Holdings Inc. (formerly Mafco Holdings Inc.), a Delaware corporation ("MacAndrews & Forbes Holdings"), Mafco Consolidated Group Inc., a Delaware corporation ("MCG"), Mafco Consolidated Holdings Inc. (formerly C&F (Parent) Holdings Inc.), a Delaware corporation, and PX Holding Corporation, a Delaware corporation, as the case may be, in connection with their ownership of shares of common stock, par value $.01 per share ("Common Stock"), of M & F Worldwide Corp. (formerly Power Control Technologies Inc.), a Delaware corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby amended by adding the following at the end thereof:

(a)-(c)         This statement is being filed by MacAndrews & Forbes Holdings, a corporation incorporated under the laws of the State of Delaware, MFW Holdings One LLC ("Holdings One"), a limited liability company formed under the laws of the state of Delaware, and MFW Holdings Two LLC ("Holdings Two"), a limited liability company formed under the laws of the state of Delaware, (collectively, the "Reporting Persons") with respect to shares of Common Stock that may be beneficially owned by the Reporting Persons. The principal executive office of each of the Reporting Persons is located at 35 East 62nd Street, New York, New York 10021.

MacAndrews & Forbes Holdings is a holding company with interests in a diversified portfolio of public and private companies. Holdings One and Holdings Two are wholly-owned subsidiaries of MacAndrews & Forbes Holdings, which together hold all of the shares of Common Stock reported herein.

A restated Schedule I, which includes the identity, business address and occupation or employment information for the directors of MacAndrews & Forbes Holdings and the executive officers of each of the Reporting Persons, is attached hereto.

Each of the persons named on Schedule I (the “Schedule I Persons”) is a United States citizen. During the last five years, none of the Reporting Persons or the Schedule I Persons has (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended by adding the following at the end thereof:

(a)-(b)        As of April 30, 2007, there were 20,733,370 shares of Common Stock outstanding. Holdings One beneficially owns 7,248,000 shares of Common Stock, representing approximately 35.0% of the Common Stock outstanding. Holdings Two beneficially owns 750,000 shares of Common Stock, representing approximately 3.6% of the Common Stock outstanding. MacAndrews & Forbes Holdings may be deemed to share beneficial ownership of the 7,248,000 shares of Common Stock beneficially owned by Holdings One and the 750,000 shares of Common Stock beneficially owned by Holdings Two (an aggregate of 7,998,000 shares of Common Stock, representing approximately 38.6% of the Common Stock outstanding or deemed outstanding under the rules of the Securities and Exchange Commission), by virtue of MacAndrews & Forbes Holdings’ ownership of 100% of the common interests of each of Holdings One and Holdings Two.

(c)                The following transactions were effected during the past sixty days by the persons named above:

On April 25, 2007, MCG (a wholly-owned subsidiary of MacAndrews & Forbes Holdings, now known as Mafco Consolidated Group LLC) acquired 200,000 shares of Common Stock in a privately-negotiated transaction for a purchase price of $60 per share.

On April 26, 2007, Ronald O. Perelman exercised options, at an exercise price of $7.625 per share, to acquire 175,000 shares of Common Stock, which he then transferred to MCG.

On May 18, 2007, 7,248,000 shares of Common Stock were transferred from Mafco Consolidated Group LLC to Holdings One and 750,000 shares of Common Stock were transferred from Mafco Consolidated Group LLC to Holdings Two.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following at the end thereof:

In connection with a refinancing, on May 18, 2007, the revolving credit agreement, dated as of June 7, 2005, among MacAndrews Finance LLC, as borrower, Ronald O. Perelman and MacAndrews & Forbes Holdings, as guarantors, certain lenders and Bank of America, N.A., as administrative agent ("Agent") was repaid in full and terminated. A related pledge agreement, between MCG and Agent, pursuant to which MCG pledged all of its shares of Common Stock to Agent as collateral was also terminated.

On May 18, 2007, pursuant to a new revolving credit agreement (the "Credit Agreement"), dated as of May 18, 2007, between Holdings One, as borrower, and Deutsche Bank Trust Company Americas ("Deutsche Bank"), as lender, Holdings One entered into a Pledge and Security Agreement (the "Pledge and Security Agreement") with Deutsche Bank. Pursuant to the Pledge and Security Agreement, Holdings One pledged to Deutsche Bank all of its shares of Common Stock (the "Pledge").

A default under the Credit Agreement or the Pledge and Security Agreement could cause a foreclosure with respect to the shares of capital stock subject to the Pledge. A copy of the Pledge and Security Agreement is attached hereto as Exhibit 30.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended by adding the following at the end thereof:

Exhibit 30	Pledge and Security Agreement, dated as of May 18, 2007, between Holdings One and Deutsche Bank.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2007	MacAndrews & Forbes Holdings Inc.
MFW Holdings One LLC
MFW Holdings Two LLC

By: /s/ Barry F. Schwartz
Name:	Barry F. Schwartz
Title:	Executive Vice President &
General Counsel

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

MACANDREWS & FORBES HOLDINGS INC., MFW HOLDINGS ONE LLC

AND MFW HOLDINGS TWO LLC

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors of MacAndrews & Forbes Holdings Inc. and the executive officers of each of the Reporting Persons, are set forth below. If no business address is given, the director's or officer's address is MacAndrews & Forbes Holdings Inc., 35 East 62nd Street, New York, New York 10021.

MACANDREWS & FORBES HOLDINGS INC.

Name and Position

(if different from	Present Principal
Principal Occupation	Occupation or Employment
or Employment)	and Address
-------------------------	------------------------------------------------
Ronald O. Perelman	Director, Chairman and Chief Executive Officer
of MacAndrews & Forbes Holdings Inc.

Howard Gittis	Director and Vice Chairman of MacAndrews & Forbes Holdings Inc.

Barry F. Schwartz	Executive Vice President and General Counsel
of MacAndrews & Forbes Holdings Inc.

Paul G. Savas	Executive Vice President and Chief Financial Officer
of MacAndrews & Forbes Holdings Inc.

MFW HOLDINGS ONE LLC

Name and Position

(if different from	Present Principal
Principal Occupation	Occupation or Employment
or Employment)	and Address
-------------------------	------------------------------------------------
Barry F. Schwartz	Executive Vice President and General Counsel
of MFW Holdings One LLC

Paul G. Savas	Executive Vice President of MFW Holdings One LLC

MFW HOLDINGS TWO LLC

Name and Position

(if different from	Present Principal
Principal Occupation	Occupation or Employment
or Employment)	and Address
-------------------------	------------------------------------------------
Barry F. Schwartz	Executive Vice President and General Counsel
of MFW Holdings Two LLC

Paul G. Savas	Executive Vice President of MFW Holdings Two LLC

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
30	Pledge and Security Agreement, dated as of May 18, 2007, between Holdings One and Deutsche Bank.